SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 July 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1
  IHG ANNOUNCES SALE OF INTERCONTINENTAL HONG KONG

Exhibit No: 99.1

10 July 2015

IHG announces sale of InterContinental Hong Kong for $938 million

InterContinental Hotels Group PLC [LON:IHG, NYSE:IHG (ADRs)] today announces that it has agreed to sell IHG's ownership interest in InterContinental Hong Kong (the "Hotel") to Supreme Key Limited, a consortium of investors advised and managed by Gaw Capital Partners (the "Buyer"), for a gross purchase price of US$938m. The Buyer has paid a cash deposit to IHG of $94m, with the remaining proceeds payable in cash on completion.

The Buyer has made a further commitment to invest in a significant refurbishment of the Hotel. This is expected to commence in 2017 and will take place over a period of approximately 18 months.

IHG will retain a 37-year management contract on the Hotel, with three 10-year extension rights, giving an expected contract length of 67 years. Management fees payable to IHG are initially expected to be approximately $8m per annum, increasing following the refurbishment.

The Hotel is internationally-acclaimed as one of the world's most famous hotels, with a five-star rating from the Forbes Travel Guide, three Michelin-starred restaurants, and a wide range of state-of-the-art meeting and banqueting facilities. It is situated on the Kowloon waterfront, with unrivalled panoramic views of Victoria Harbour and Hong Kong's skyline. The Hotel opened in 1980 and has 503 guest rooms, including 87 suites, and has been wholly owned by IHG and operated under the InterContinental brand since 2001.

In 2014, the Hotel generated EBIT of $42m, and, as at 31 December 2014, had a net book value of $298m. The transaction will give rise to an estimated exceptional pre-tax profit on disposal of $700m, with an estimated exceptional non-cash tax charge of $40m.

The transaction is scheduled to complete in the second half of 2015. A decision on a return of funds to shareholders from these proceeds, alongside those received from the sale of InterContinental Paris - Le Grand, will be announced at preliminary results in February 2016.

Richard Solomons, Chief Executive Officer of IHG commented: "The InterContinental Hong Kong is an exceptional property and an iconic hotel in our portfolio. This sale highlights the enduring appeal of InterContinental as one of the world's leading luxury hotel brands. We are very pleased to be working closely with a highly regarded hotel investor that will be a great partner for IHG and with whom we look forward to building a successful long term relationship.

This transaction completes the disposals of our major owned assets. Since our formation in 2003 we have disposed of almost 200 hotels for gross proceeds of almost $8 billion, and have returned over $10 billion to our shareholders. Looking forward, we will continue to focus on the disciplined execution of our winning strategy for sustainable high quality growth."

Enquiries:

Investor Relations (David Kellett; Emma Parker; Matthew Woollard):                              +44 (0) 1895 512176
Media Relations (Yasmin Diamond; Zoë Bird):                                                                      +44 (0) 1895 512008

Notes to Editors:

About IHG

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with nearly 86 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns more than 4,900 hotels and 720,000 guest rooms in nearly 100 countries, with more than 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	10 July 2015